--------------------------
           UNITED STATES                                OMB APPROVAL
                                                   --------------------------
                                                   --------------------------
  SECURITIES AND EXCHANGE COMMISSION               OMB Number     3235-0080
        Washington, D.C. 20549                     Expires:February 28, 2009

                                                   Estimated average burden
                                                   hours per response.......1.00
                                                   --------------------------
                                     FORM 25

                   NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                     REGISTRATION UNDER SECTION 12(b) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                                          Commission File Number        1-11639
                                                                 --------------



         LUCENT TECHNOLOGIES INC. LISTED ON THE NEW YORK STOCK EXCHANGE
--------------------------------------------------------------------------------
  (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)


               600 MOUNTAIN AVENUE, MURRAY HILL, NEW JERSEY 07974
                                 (908) 582-3000
--------------------------------------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of
                     Issuer's principal executive offices)



                      6.50% DEBENTURES DUE JANUARY 15, 2028
--------------------------------------------------------------------------------
                      (Description of class of securities)


Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ]      17 CFR 240.12d2-2(a)(1)

[ ]      17 CFR 240.12d2-2(a)(2)

[ ]      17 CFR 240.12d2-2(a)(3)

[ ]      17 CFR 240.12d2-2(a)(4)


[ ]      Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

[X]      Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.


Pursuant to the requirements of the Securities Exchange Act of 1934, LUCENT TECHNOLOGIES INC. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.


   11/17/2006            /s/ Mark Gibbens             Vice President & Treasurer
  -----------           -----------------             --------------------------
     Date                     Name                              Title





(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.




                            PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION
                            CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
SEC 1654(03-06)             UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
                            CONTROL NUMBER.